UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 13 August, 2007

ASX & MEDIA RELEASE
13 AUGUST, 2007

NEWLY PUBLISHED RESEARCH INDICATES THE POTENTIAL OF PHENOXODIOL TO PROTECT AGAINST NEUROPATHY

Novogen Limited’s subsidiary, Marshall Edwards Inc. (NASDAQ: MSHL), has made the following announcement:

Sydney, Australia and New Canaan, Conn., August 13 , 2007 – Results of a study published in the current issue of BMC Neuroscience show that investigational drug phenoxodiol, currently being developed as a therapy for late-stage, chemo-resistant prostate, ovarian and cervical cancers, may also have the potential to be use used in conjunction with cisplatin chemotherapy to prevent induction of platinum-induced neuropathy.

The new study examined whether phenoxodiol could protect against cisplatin-induced neurite inhibition in PC12 cells as an indication of the potential to protect against neuropathy.  In the study, the effect of phenoxodiol on cisplatin induced neurite toxicity was assessed by measurement of neurite outgrowth. Study results show the addition of phenoxodiol showed no cytotoxicity at low doses and blocked the cisplatin induced neurite toxicity.

The study concludes that successful prophylactic treatment of cisplatin induced neuropathy with phenoxodiol could allow more intensive and hence more effective cisplatin therapy.  Overall, given the dose and treatment limiting neuropathic side effects of cisplatin, one of the most widely used chemotherapeutic drugs, and the lack of any currently available prophylactic treatment or cure, the study also concludes that phenoxodiol is a promising candidate that warrants further testing.

"Historical data demonstrates that phenoxodiol has the ability to overcome drug resistance in cancer cells,” said Dr. Ann Turnley, Associate Director, Centre for Neuroscience, University of Melbourne.  “This study indicates that phenoxodiol has the potential to protect normal cells from the toxic effects of chemotherapy and may help in reducing some of the side effects."

The title of the new research article is Phenoxodiol protects against Cisplatin induced neurite toxicity in a PC-12 cell model– and may be downloaded at http://www.biomedcentral.com/1471-2202/8/61.

Oral phenoxodiol in combination with weekly carboplatin is currently being studied in a multi-national Phase III clinical trial called OVATURE. The OVATURE trial is taking place in the United States, Europe, and Australia and is designed to demonstrate the safety and effectiveness of phenoxodiol in combination with weekly carboplatin compared to weekly carboplatin alone for the treatment of ovarian cancer that has become resistant or refractory to platinum therapy. More information about the OVATURE trial is available at http://clinicaltrials.gov/ and type in “OVATURE” in the search option.

About phenoxodiol: Phenoxodiol is being developed as a therapy for late-stage, chemo-resistant prostate, ovarian and cervical cancers. Phenoxodiol is an investigational drug and, as such, is not commercially available. It is a novel-acting drug that inhibits key pro-survival signaling pathways operating via sphingosine-1-phosphate and Akt. Inhibition of these pathways leads to prevention of phosphorylation of key anti-apoptotic proteins such as XIAP. Loss of activity of these proteins restores the ability of chemoresistant tumor cells to undergo apoptosis in response to chemotherapy. The putative molecular target for phenoxodiol is a tumor-specific protein, accounting for the highly selective nature of the drug.

About Marshall Edwards Inc: Marshall Edwards, Inc. (Nasdaq: MSHL) is a specialist oncology company focused on the clinical development of novel anti-cancer therapeutics. These derive from a flavonoid technology platform which has generated a number of novel compounds characterized by broad ranging efficacy against a range of cancer targets with few side effects. The unique combination of efficacy and safety has been explained by their ability to target an enzyme present on the surface of cancer cells, thereby inhibiting the production of pro-survival proteins within the cell. Marshall Edwards, Inc. has licensed rights from Novogen Limited (Nasdaq: NVGN) to bring three oncology drugs - phenoxodiol, NV-196 and NV-143 - to market globally. Marshall Edwards, Inc. is majority owned by Novogen, an Australian biotechnology company that is specializing in the development of therapeutics based on a flavonoid technology platform. Novogen, based in Sydney, Australia, is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases. More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.